

VIA FACSIMILE AND U.S. MAIL

January 20, 2010

Kent W. Hackamack
Vice President of Finance and Treasurer
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301

> **RE:** **Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 30, 2009**
> **File No. 1-12936**

Dear Mr. Hackamack:

We have reviewed your response letter filed on December 14, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. We note your responses to comments three, eight and eleven to our letter dated December 1, 2009, stating that the reason for not filing the referenced agreements as exhibits relates to the confidential nature of the information contained in such agreements. Please be advised that all material agreements must be filed as exhibits to your annual report in accordance with Item 601(b)(10) of Regulation S-K, and to the extent that you consider that disclosure of such information would cause you competitive harm, you may request confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to either Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b–2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of

the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder. Please either file the complete copy of these agreements with your next periodic report, or otherwise file redacted versions of these agreements with your next periodic report and simultaneously request confidential treatment of the information you seek to keep confidential. For guidance, please see Staff Legal Bulletin 1 (Feb. 28, 1997).

Exhibit Index, page 41

General

2. We note your response to comment 9 of our letter dated December 1, 2009. Please note that material plans of business acquisitions and related arrangements must be filed as exhibits to your Form 10-K. Previously filed plans must be listed as exhibits in the exhibit index and incorporated by reference.   Furthermore, please note that in accordance with Item 601(b)(2) of Regulation S-K, even though schedules or similar attachments to acquisition plans are not required to be filed (unless they contain information which is material to an investment decision), the acquisition plans or similar agreements must contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please file or incorporate by reference all acquisition plans and similar agreements as exhibits with your next periodic report. To extent that disclosure of information in these agreements is *likely* to cause you *significant* competitive harm, then you may elect to file a confidential treatment request as set forth in our comment one above.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 30, 2009

General

3. As we requested in our prior comment letter, please amend your Form 10-K to include the responses you have provided to comments 16 through 24 of our letter dated December 1, 2009, including the additional disclosures that you will provide in response to our comments raised below.

Compensation Discussion & Analysis, page 11

4. We note your response to comment 16 of our letter dated December 1, 2009. We also note that you have provided an identical response to comments 17 and 18 of our letter dated December 1, 2009, even though the issues raised by these comments differ from those issued in our prior comment 16. It appears that you have reproduced the response in error. In addition, your response still does not clearly explain how the compensation committee made its decisions regarding compensation paid to executives in 2008. Statements such as "[a]ll members of the Compensation Committee are on other Corporate Boards" are too broad are not responsive. In addition, this statement raises concerns as to whether you have properly disclosed interlock and insider participation in accordance with Item 407(e)(4) of

Regulation S-K. Furthermore, disclosure such as "salary adjustment…primarily related to job performance" lacks the required analysis and is not responsive to our comments. Please address our prior comment 16 in full. We re-issue comments 17 and 18.

Cash Bonus, page 12

5. We note your response to comment 19 of our letter dated December 1, 2009. However, in light of the provisions of Section 3 of each of Mr. Taylor's, Mr. Hackamack's and Ms. Holley's employment agreements, your response does not address how the specific items of corporate and individual performance influence the compensation committee's decisions in arriving at specific compensation amounts. As set forth in our prior comment 19, please amend your form 10-K to extensively enhance your disclosure regarding committee's analysis in determining the ultimate award amounts. Please see Item 402(b)(1)(v) and Items 402(b)(2)(v) and (vii) of Regulation S-K. In addition, please explain the last sentence of your response giving the appearance that Mr. Hackamack and Ms. Holley also received a bonus related to their employment contract extension.

CEO Employment Agreement, page 13

6. We note your response to comment 21 of our letter dated December 16, 2009. It appears that your disclosure derives from the provisions of Section 11 of each named executive's employment agreement, yet, the disclosure does not appear to be complete, nor does it clearly address the issues raised in our prior comment 21. For example, and not by way of limitation, you have not explained a named executive's right to elect between the Normal Supplemental Retirement Benefit Payments and the early Supplemental Retirement Benefit Payments as set forth in Section 11. Please address our prior comment 21 in full and properly characterize the contractual provisions of Section 11 of each executive's employment agreement.

7. Please amend your filing to explain how you have derived the payment amounts in connection with a named executive's retirement, as referenced in the second paragraph of your response.

Potential Payments on Change of Control, page 14

8. We note your response to comment 22 of our letter dated December 1, 2009; however, your response does not provide a detailed narrative of the material provisions of Section 7.3 of the employment agreements with respect to the change in control payments. In order to help investors understand the tabular disclosure set forth on page 14, your discussion should specify the events triggering a named executive's right to receive a change in control payment, and depending on the triggering event, what those payments would be. Please amend your Form 10-K to address all of the issues raised in our prior comment 22 in full.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief